
Mail Stop 4631

September 2, 2009

Via U.S. mail and facsimile

Ms. Kimberly A. Springsteen-Abbott
Chief Executive Officer
Commonwealth Capital Securities Corp.
400 Cleveland Street, 7th Floor
Clearwater, FL 33755

> **RE: Commonwealth Income & Growth Fund VII, LP**
> **Form S-1/A filed on August 20, 2009**
> **File No. 333-156357**

Dear Ms. Springsteen-Abbott:

We have reviewed your filing and have the following comments.

<u>Form S-1/A</u>

<u>Prospectus Cover Page</u>

1. Please delete the words "until liquidation" from the second bullet point, or tell us supplementally what you mean. This language suggests that there may be distributions after liquidation, or that distributions in liquidation would be returns on investment, as opposed to returns of capital.

<u>Our Industry and Our Company, page 24</u>

2. We note your response to comment 1 in our letter dated July 22, 2009, including your disclosure that the growth data may be over-inclusive of the industry in which you directly participate. Because a small percentage of the purchase price of some equipment reflects built-in software, please clarify whether the types of software costs that you may incur are already captured in the study as investments in equipment rather than in software. In addition, please elaborate on why you believe the growth data is relevant to your current offering and, with the inclusion of software, not confusing to potential investors. Alternatively, if this information is not representative of your industry, please remove this disclosure from your offering materials.

Partnership Agreement Summary, page 77

Non-assessability of Units, page 77

3. Consistent with our comments regarding counsel's opinion, please remove the reference to Rule 136(c) of the Securities Act for the definition of "assessable."

Table II – Prior Performance Tables

4. We note your response to comment 11 in our letter dated July 22, 2009. Please update all of your prior performance tables as of the most recent practicable date. In this regard, we note that in Table I, presenting the funds in which CCSC did not serve as dealer manager, the "percentage of equipment financed" figures are as of September 2008.

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1

5. We note your response to comment 14 in our letter dated July 22, 2009. As previously requested, please have counsel remove the last sentence from its opinion.

Sales Material

6. Please update your sales materials to accurately reflect the estimated front end and offering fees as well as the percentage of funds available for investment in equipment for leasing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Phillip Pillar
        Greenberg Traurig, LLIP
        2700 Two Commerce Square
        2001 Market Street
        Philadelphia, PA 19103